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October 15, 1996



Mr. Charles H. Gibbons
President and CEO
Intellisource, Inc.
55 Walls Drive
Fairfield, CT  06430

Dear Mr. Gibbons:

This letter serves to express the intent of Envirometrics, Inc. to purchase 100% of the outstanding shares of common stock of Employee Management Solutions, Inc., (EMS) a wholly owned subsidiary of Intellisource, Inc. for cash.

It is the further intention of Envirometrics, Inc. to complete an agreement with Employee Resource Management, Inc. (ERM), a Professional Employee Organization, (PEO) for the purchase of certain assets and liabilities and to transfer these certain assets and liabilities of the PEO line of business into EMS. Completion of a definitive agreement with Intellisource is contingent upon completion of an agreement with ERM to purchase certain assets and liabilities and is also contingent upon execution of a multi-year contract with Intellisource, Inc. to provide support to the PEO line of business.

In exchange for the facilitation and completion of a definitive agreement, Envirometrics will grant options to Intellisource for the purchase of common shares of stock of Envirometrics, Inc. with an exercise price of $4.00 to $5.00.

The final purchase price for EMS, the number of options to be granted to Intellisource and the exercise price of the options will be determined at a future date.

This proposed transaction is subject to the approval of each company's Board of Directors and shareholder approval, if necessary.

This letter of intent shall remain in effect until November 15, 1996.

If you agree with the above, please indicate your acceptance by signing below.

Sincerely,


Richard D. Bennett, MSPH, CIH
President and CEO



Agreed and accepted:




_________________ 		___________
Charles H. Gibbons		Date
President and CEO
Intellisource, Inc.